January 16, 2007

Ms. Jean Yu

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Yu:

Thank you for your letter dated January 11, 2007 regarding the review of Cagle’s, Inc.’s Form 10-K for the Fiscal Year ended April 1, 2006 and Form 10-Q for the quarter ended September 30, 2006. We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of these and future filings.

In regard to your comments please review and confirm the following responses:

Form 10-K for the Fiscal Year Ended April 1, 2006

Note 6. Sales of Facilities, page 25

1.

We will comply with your comments in our future filings.

Form 10Q for the quarter ended September 30, 2006

Item 2. Management’s Discussion and Analysis

For the 13 and 26 weeks ended September 30, 2006

Results of Operations, page 7

2.

We will comply with disclosure requirements regarding the quality and potential variability of earnings and cash flow in our future filings including a discussion of material trends and uncertainties.

Thank you for your assistance as we endeavor to assure appropriate disclosure to provide the information investors require for an informed decision.  The management of Cagle's, Inc. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 355-2820 to let me know if we have sufficiently addressed your concerns.

Sincerely,

/s/ Mark Ham

Mark Ham

Executive VP & CFO